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UNITED STATES


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0175
Expires:                  August 31, 2010 June 30, 2022
Estimated average burden
hours per response. . . . .1.00


FORM N-8A



NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:


Name:   BBYW HOLDINGS LLC.
Address of Principal Business Office (No. & Street, City, State, Zip Code):
3810 Broadway, Sacramento, California Republic Postal Zone 9
Telephone Number (including area code): 844-244-9377

Name and address of agent for service of process:
California Registered Agents Inc.
1267 Willis Street #200 Redding California, 96001

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant
to Section 8(b) of the Investment Company Act of 1940
concurrently with the filing of Form N-8A: YES [  ]* *    NO [X]

An agency may not conduct or sponsor, and a person is not
required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory.
Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on FormN-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form.
The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C.section 3507.
___________________________
* See footnote 1 to Item 1.
** See Instructions 4(b) and 4(f).

Potential persons who are to respond to the information contained in this form are not required to respond SEC 1102 (12-01) unless the form displays a currently valid
OMB control number.

BBYW HOLDINGS LLC REGISTRATION 501(c)(1) Tax-Exempt Organization
BBYW HOLDINGS LLC FACE-AMOUNT CERTIFICATE ISSUER
BBYW HOLDINGS LLC is a Tax-Exempt 501(c)(1) and reserves freedom of action to engage in issuing face-amount certificates of the installment type, with current outstanding certificates issues to transact international business intrastate.

Being an Accredited Investor, we are bound by and enforce our operating agreement as it is the policy of the Uniform Liability Company Act to give maximum effect to the principles to private contract execution and enforcement through our operating agreement.

BBYW HOLDINGS LLCs Operating Policy is founded upon
The California Revised Uniform Liability Company Act, and International Treaties by Act of Formal Confirmation, pursuant to the 1969 Vienna Convention, as an economic protectorate to manumitted persons for the League of American Autochthon Heirs, Tribal Nation, operating through United Nations Charter 215/95 Indigenous Peoples Organization.

We operate as a unique Hybrid Entity having Bona Fide Encumbrancer Authority as an Equity Darling by the recording of a certified copy
BBYW Holdings LLC Articles of Organization, evidenced by Book and Page recordation to create a conclusive presumption in favor of BBYW Holdings LLC being a bona fide purchaser or encumbrancer for value, of the limited liability company real property.

BBYW HOLDINGS LLC holds every power of a natural person in carrying out its business activities, including, without limitation, the power to:
1. Transact its business, carry on its operations, qualify to do business, and have and exercise the powers granted by this title in any state, territory, district, possession, or dependency of the United States, and in any foreign country.
2. Make contracts and guarantees, incur liabilities, act as surety, or borrow money.
3. Sell, lease, exchange, transfer, convey, mortgage, pledge, or otherwise dispose of all or any part of its property and assets.
4. Purchase, take, receive, lease, or otherwise acquire, own, hold, improve, use, or otherwise deal in and with any interest in real or personal property, wherever located.
5. Lend money to and otherwise assist its members and employees.
6. Issue notes, bonds, and other obligations and secure any of them by mortgage or deed of trust or security interest of any or all its assets.
7. Purchase, take, receive, subscribe for, or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, loan, pledge, or otherwise dispose of and otherwise use and deal in and with stock or other interests in and obligations of any person, or direct or indirect obligations of the United States or of any government, state, territory, governmental district, or municipality, or any instrumentality of any of them.
8. Invest its surplus funds, lend money from time to time in any manner which may be appropriate to enable it to carry on the operations or fulfill the purposes set forth in its articles of organization, or take and hold real property and personal property as security for the payment of funds so loaned or invested.
9. Indemnify or hold harmless any person.
10. Issue, purchase, redeem, receive, take, or otherwise acquire, own, hold, sell, lend, exchange, transfer, or otherwise dispose of, pledge, use, and otherwise deal in and with its own bonds, debentures, and other securities.
11. Make donations, regardless of specific benefit to the limited liability company, to the public welfare or for community, civic, religious, charitable, scientific, literary, educational, or similar purposes.
12. Make payments or donations or do any other act, not inconsistent with this title or any other applicable law, that furthers the business and affairs of BBYW HOLDINGS LLC.
13. Pay compensation, and pay additional compensation, to any or all managers, officers, members, and employees on account of services previously rendered to the limited liability company, whether an agreement to pay that compensation was made before the services were rendered.
14. Preferred Securities Issuance M1-Money Supplier / Guarantor United States Currency Note Dollars
15. Underwriting securities issued by other persons
16. Concentrating investments in natural resources, high growth market sectors and industries
17. Purchase and sale of real property, and commodities
18. Making loans to other persons
19. Portfolio turn-overs:  None in the last three full fiscal years preceding

AFFILIATED PERSONS
Name: Yolanda Lewis
Address: 3810 Broadway Sacramento, California Republic,
United States Territory Postal Zone 9
Title: Managing Member, Founder
Experience: Face Amount Certificate issuer since 2018.

Name: Kevin Paul Woodruff
Address: 3810 Broadway Sacramento, California Republic,
United States Territory Postal Zone 9
Title: Managing Member, Founder
Business Experience preceding five years
Experience: Face Amount Certificate issuer since 2018.

FORMER MANAGING MEMBERS
Eddie Glenn Hopkins Jr. and Jerome Fortune


BBYW HOLDINGS LLC REGISTRATION 501(c)(1) Tax-Exempt Organization

BBYW HOLDINGS LLC Company Valuation as of April 26, 2022
Autochthon Bona Fide Encumbrance Lien: Yolo County Book: 20210017 Page:62 Outstanding Asset Transfers: Yolanda Lewis Innovative Resources Inc. (YLIR) Outstanding Asset Transfers: House of YHWH Yisrael Estate Thrift Funds LLC Outstanding Asset Transfers: KPW District 12 Clearinghouse


Book-Entry Funds
All Funds shown at Face Amount United States Currency Note Dollars. Valuation is based on daily Par. Gold Spot Rate.


Face Amount               Description                               GTIN
1,204,000,000,000        Abstract of Money Judgment
                         Alameda County Book: 20214 Page: 7735
28,000,000,000 x 43 = $1,204,000,000,000                          671716335351


    21,000,000,000     Money Judgment Lien Alameda County         671716335350
                          Book: 202114 Page: 7735

       900,000,000     T-3 Asset Transfer                         671716335349
                         Book: 202103120 Page: 513

23,104,000,000,000        Total Face Amount

BBYW HOLDINGS LLC REGISTRATION 501(c)(1) Tax-Exempt Organization